License Agreement
on
NT-proBNP

between

Roche Diagnostics GmbH
Sandhofer Strasse 116
D-68305 Mannheim
Germany

and

Response Biomedical Corp.
8081 Lougheed Highway
Burnaby, B.C.
Canada V5A 1W9

Certain information in this exhibit has been omitted as confidential, as indicated by [***]. This information has been filed separately with the Commission.

This License and Sublicense Agreement on NTproBNP (hereinafter referred to as "Agreement") is entered into by and between Roche Diagnostics GmbH, a German company having its principal place of business at Sandhofer Strasse 116, D-68305 Mannheim, Germany (hereinafter referred to as "RDG"), and Response Biomedical Corp. (hereinafter referred to as "Response Biomedical").

RECITALS

WHEREAS, RDG - the sole and exclusive licensor of certain Licensed Patent Rights (as defined in Section 1.11) - controls worldwide intellectual property relating to the cardiovascular marker NTproBNP (as defined in Section 1.17); and

WHEREAS, RESPONSE BIOMEDICAL is in the diagnostics business and is desirous of developing, manufacturing and selling NTproBNP immunoassays on their Point of Care system for use in the Lincensed Field (as defined in Section 1.9); and

WHEREAS, RESPONSE BIOMEDICAL desires to obtain a non-exclusive license and sublicense under RDG's Licensed Patent Rights for NTproBNP to develop, manufacture, use and sell such NTproBNP immunoassays, and RDG is willing to grant RESPONSE BIOMEDICAL RESPONSE BIOMEDICAL such license and sublicense; and

WHEREAS, RESPONSE BIOMEDICAL desires to be supplied by RDG or by RDG's Affiliates with NTproBNP raw materials to meet the quality and performance as specified in this Agreement; and

WHEREAS, RDG or one of its Affiliates and RESPONSE BIOMEDICAL will negotiate in good faith the terms and conditions of a separate Supply Agreement for providing NTproBNP raw materials to RESPONSE BIOMEDICAL, and will closely cooperate to achieve and maintain quality and performance criteria as described and agreed in this Agreement hereinafter.

NOW, THEREFORE, in consideration of the recitals and the mutual covenants and obligations contained herein, RDG and RESPONSE BIOMEDICAL agree as follows:

1. DEFINITIONS

1.1 "Affiliate" shall mean:

a) an organization, which directly or indirectly controls a Party to this Agreement;

b) an organization, which is directly or indirectly controlled by a Party to this Agreement;

c) an organization, which is controlled, directly or indirectly, by the ultimate parent company of a Party.

Control as per a) to c) is defined as owning fifty percent or more of the voting stock of a company or having otherwise the power to govern the financial and the operating policies or to appoint the management of an organization.

With respect to RDG the term "Affiliate" shall not include Genentech, Inc., 1 DNA Way, South San Francisco, California 94080-4990, U.S.A. ("Genentech") nor Chugai Pharmaceutical Co., Ltd, 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo, 104-8301, Japan ("Chugai"), respectively, unless RDG opts for such inclusion of Genentech and/or Chugai by giving written notice to RESPONSE BIOMEDICAL.

1.2 "Combination Product" shall mean a Licensed Product sold in combination with any other products and/or services, whether packaged together or separately, in particular a Licensed Product designed to also measure other parameters, whether packaged together or separately, if such Licensed Product and such other products and/or services are offered for Sale at a one unit price.

1.3 "Confidential Information" shall mean the terms and conditions of this Agreement and all information and data provided by a Party to the other under the terms of this Agreement or regarding the purpose of this Agreement, either of business or technical nature, and

which information is clearly marked confidential or if disclosed orally is declared by the originator as confidential and reduced to writing within thirty (30) days from the day of disclosure, except any portion thereof which:

a) is known to the recipient, as evidenced by its written records, before receipt thereof under this Agreement;

b) is disclosed to the recipient without restriction after the Effective Date by a Third Party who has the right to make such disclosure;

c) is or becomes part of the public domain through no breach of this Agreement; or

d) is independently developed by or for the recipient, as evidenced by its written records, by individuals or entities without reference to the information disclosed hereunder.

1.4 "Contract Reporting Period" shall mean a period of three (3) consecutive months starting on the first day of the calendar year and each successive three (3) consecutive month period, except that the first Contract Reporting Period shall begin on the Effective Date and shall end on31-12-2005.

1.5 "Contract Year" shall mean a period of twelve (12) consecutive months during the term of this Agreement, which begins on January 1 each year, except that the first Contract Year shall begin on the Effective Date and shall end on December 31, of the same year.

1.6 "Effective Date" shall mean the date on which the later signing Party executes this Agreement.

1.7 "Distributor" shall mean a distributor appointed by RESPONSE BIOMEDICAL or its Affiliates in the Territory or parts thereof for the marketing, sales and/or promotion of Licensed Products.

1.7 "Improvements" shall mean substantial NTproBNP-related developments, discoveries and/or inventions made by RESPONSE BIOMEDICAL relating to Licensed Products

and covered by Licensed Patents, whether or not patentable, and in particular technical refinings, technological know-how, additions, ameliorations, amendments and/or modifications which improve or otherwise offer advantages in respect of the development and/or use and/or performance and/or manufacture of products for the determination of NTproBNP but excluding those related to assay formats, detectable labels, instrumentation, packaging and the like.

1.8 "Licensed Field" shall mean all human diagnostic, research and analytical applications of NTproBNP restricted to Point of Care market segments, whereby Point of Care means analysis conducted on an instrument or in a system which is designed for [***]

1.9 "Licensed Patent Rights" shall mean patents and patent applications either licensed by RDG or owned by RDG, which are listed in **Exhibit A** Exhibit A shall be updated upon request by Response Biomedical but not more than once a year by RDG.

1.10 "Licensed NTproBNP Test" shall mean the smallest unit of a Licensed Product sufficient for generating a single NTproBNP test result from a single sample.

1.11 "Licensed Product" shall mean any product (including, without limitation, a diagnostic kit or packaged assay in its entirety, any component part of a diagnostic kit or packaged assay, any human in-vitro diagnostic assay or research-use-only assay, any investigational-use-only assay, or any Analyte Specific Reagents (ASRs) or General Purpose Reagents (GPRs)) which development, manufacture, offering, distribution, use, import, export or sale of this product, but for the license granted hereunder would infringe one (1) or more Valid Claims in the country in which such product is developed, manufactured, offered, distributed, sold, imported, exported or used.

Readers, calibrators, controls, standalone and universal reagents sold separately and which, even without the sublicense granted hereunder, do not infringe one (1) or more Valid Claims in the country in which such Calibrators, controls, standalone and universal reagents are developed, manufactured, offered, distributed, sold, imported, exported or used are not Licensed Products.

1.12 "Net Sales" shall mean RESPONSE BIOMEDICAL's or its Affiliates' gross sales of the Licensed Products to a Third Party (i. e. end customers or Distributors) less (i) VAT/sales tax, transport, freight, insurance, duties, taxes, and, less (ii) Other Deductible Expenses including returns, rebates, allowances, , credits and other charges, provided that in no event the Other Deductible Expenses in aggregate shall exceed five percent (5 %), which RESPONSE BIOMEDICAL or its Affiliate may deduct on a lump sum basis and less (iii) a lump sum deduction of flat ten percent (10 %) of gross sales of Licensed Products in recognition of Licensed Products sold under Reagent Rental Agreement.

It is understood that a Licensed Product may be sold in a Combination Product:

(i) In the event that a Combination Product contains other products in addition to Licensed Products, each of which is otherwise sold separately, Net Sales for determining royalty payments on the Combination Product, shall be calculated by multiplying the Net Sales of that Combination Product by the fraction A/(A+B), where "A" is the gross selling price of Licensed Product, during the royalty period being considered, and "B" is the gross selling price of the other product(s) when sold separately, during the royalty period being considered.

(ii) If the Combination Product contains products which are not sold separately in a particular market or during the royalty period being considered, the Net Sales for determining royalty payments on the Combination Product, shall be calculated by multiplying the Net Sales of that Combination Product by the fraction C/(C+D), where "C" is the fully allocated standard cost of the Licensed Product, during the royalty period being considered, and "D" is the fully allocated standard cost of the other product(s), such standard cost being determined by RESPONSE BIOMEDICAL's general accounting principles as they are used for official financial reporting purposes, during the royalty period being considered.

1.16 "Party" shall mean either RESPONSE BIOMEDICAL or RDG and "Parties" shall mean both RESPONSE BIOMEDICAL and RDG.

1.17 "NTproBNP" shall mean the N-terminal pro brain natriuretic peptide.

1.18 "Reagent Rental Agreement" shall mean an arrangement wherein Licensed Products sold by RESPONSE BIOMEDICAL or its Affiliates hereunder are increased in price to include an amount to cover the amortized cost of an instrument system, including maintenance costs, or other equipment (amortized over the useful life thereof) supplied to a customer of RESPONSE BIOMEDICAL or an Affiliate under an agreement with the customer to purchase the Licensed Product at such increased price in order that the customer may have use of such instrument system and/or other equipment.

1.19 "Sale" or "sale" or "sold" shall mean to sell, hire, lent, rent, lease or otherwise dispose of to a Third Party for monetary or other valuable consideration, or consume in the performance of a service for a Third Party for monetary or other valuable consideration.

1.20 "Territory" shall mean all countries worldwide, excluding those countries in which a BNP-Test is sold with the consent of RESPONSE BIOMEDICAL for a Diagnostic system of RESPONSE BIOMEDICAL.

1.21 "Third Party" shall mean a natural person, corporation, partnership, joint venture, trust, any governmental authority or other business entity or organization, and any other recognized organization other than the Parties and/or their Affiliates.

1.22 "Valid Claim" shall mean a claim of an issued and unexpired patent or patent application included in Licensed Patent Rights, which claim has not been withdrawn, cancelled or disclaimed, or held invalid or unenforceable by a final unappealable or unappealed order of a court or agency of competent jurisdiction, or which has not been admitted by the patentee to be invalid or unenforceable.

2. GRANT OF RIGHTS

2.1 Grant. RDG hereby grants to RESPONSE BIOMEDICAL, and RESPONSE BIOMEDICAL hereby accepts, subject to the terms and conditions set forth herein, a

non-exclusive license and sublicense under the Licensed Patent Rights to use, have used, develop, have developed, make, have made, possess, import, have imported, export, have exported, market, have marketed, offer for sale, have offered for sale, sell and have sold or otherwise distribute Licensed Products solely under its own trademark and/or trade name in the Licensed Field throughout the Territory.

2.2 Without limiting RESPONSE BIOMEDICAL's rights to have Licensed Products made pursuant to Section 2.1 RESPONSE BIOMEDICAL shall not be entitled to grant sublicenses to Third Parties. However, RESPONSE BIOMEDICAL shall be entitled to grant sublicenses to its respective Affiliates under the terms and conditions of this Agreement. Such sublicense shall terminate automatically if sublicensed Affiliate no longer qualifies as an Affiliate and that RESPONSE BIOMEDICAL is responsible for the performance and breaches of the terms by the Affiliate of the sub-license such that any breach of the terms of the sub-license shall be a breach of this Agreement. RESPONSE BIOMEDICAL shall be responsible to ensure that its sublicensed Affiliate complies with all obligations under this Agreement. In case of a grant of such sublicense to its respective Affiliates or its termination RESPONSE BIOMEDICAL will inform RDG immediately. Sales to a Distributor are not considered a sub-license event.

2.3 RESPONSE BIOMEDICAL and its Affiliates shall not set up any arrangement with a Third Party for supply or manufacture of components of Licensed Products to such Third Party which by its nature would grant such Third Party rights to sell Licensed Products on its own behalf to Third Parties.

2.4 If RDG's licensor terminates the exclusive license agreement under which RDG received the right to grant sublicenses under the Licensed Patent Rights and such termination was not caused by RESPONSE BIOMEDICAL, RDG shall inform in writing RESPONSE BIOMEDICAL of such termination immediately. In such case, RESPONSE BIOMEDICAL may negotiate directly with RDG's licensor of the Licensed Patent Rights in order to achieve a license under the Licensed Patent Rights directly from RDG's licensor. In such case, RESPONSE BIOMEDICAL shall not be bound to the confidentiality provision under this Agreement. In case RDG's licensor terminates the exclusive license agreement under which RDG received the right to grant sublicenses

under the Licensed Patent Rights within two (2) years after the Effective Date, RDG shall pay to RESPONSE BIOMEDICAL fifty percent (50 %) of the license issuance fees paid by RESPONSE BIOMEDICAL to RDG and RESPONSE BIOMEDICAL shall have no further obligation to pay license issuance fees.

3. ROYALTIES AND PAYMENT TERMS

3.1 In consideration for the rights, covenant and license granted by RDG to RESPONSE BIOMEDICAL hereunder and for RDG's agreement to the other terms and conditions hereof, RESPONSE BIOMEDICAL shall pay to RDG the following:

3.1.1 License Issuance Fee (Down-Payment). RESPONSE BIOMEDICAL shall pay to RDG two million United States Dollars (2.000,000.-- USD), which shall be payable as follows: [***]

RESPONSE BIOMEDICAL shall pay the respective sum within twenty (20) days of receipt of the relevant invoice from RDG.

3.1.2 Running Royalties. In addition to the license issuance fee (Section 3.1.1), RESPONSE BIOMEDICAL shall pay to RDG running royalties of, [***] of Net Sales on each Licensed Product either manufactured for sale (in whole or in part) or sold in countries within the Territory.

The obligation to pay royalties to RDG under this Section 3.1.2 shall be imposed only once with respect to the same unit of Licensed Product, regardless of the number of Valid Claims pertaining thereto and regardless of whether a Licensed Product is both manufactured and sold or manufactured and given away in the same country of the Territory. There shall be no multiple royalties associated with this Agreement.

3.1.3 Minimum Royalties. The minimum of running royalties to be paid by RESPONSE BIOMEDICAL to RDG in accordance with Section 3.1.2 of this Agreement shall not be less than [***]
(hereinafter collectively referred to as "Minimum Royalties").

3.2 The quantity of Licensed Products disposed of by RESPONSE BIOMEDICAL or its Affiliates to Third Parties free of charge shall not exceed five percent (5 %) of the quantity of Licensed Product sold by RESPONSE BIOMEDICAL and its Affiliates to Third Parties per year commencing after the second full year of consecutive Sales of such particular Licensed Product. No limit is applicable before that time.

For the purpose of clarification, the Parties acknowledge and agree that in no event shall a Party manipulate the "Sale" or "giving away free of charge" of a Licensed Product under this Agreement so as to avoid the payment of the appropriate royalty in good faith.

3.3 The license issuance fee (Section 3.1.1) are non-refundable and not creditable.

3.4 Terms of Payment. RESPONSE BIOMEDICAL shall pay the royalties as agreed above to RDG within thirty (30) days from the end of each Contract Reporting Period on the basis of each report sent by RESPONSE BIOMEDICAL pursuant to Section 3.7 during the term of this Agreement. All royalty payments shall be made in EURO. Sales made in currency other than EURO shall be converted in Euro prior to the royalty calculation using RESPONSE BIOMEDICAL's standard financial reporting procedures in accordance with generally acceptable accounting principles.

3.5 Taxation of Royalties. If royalties due to RDG are subject to taxation where the taxes are imposed on RDG, RDG shall bear such taxes. RDG hereby authorizes RESPONSE BIOMEDICAL to withhold such taxes from the payments to RDG. RESPONSE BIOMEDICAL shall furnish RDG with the best available evidence of payment whenever RESPONSE BIOMEDICAL deducts such tax from any payments due RDG. Where any sum due to be paid to RDG hereunder is subject to any withholding or similar tax, the

Parties shall make commercially reasonable efforts to take advantage of any applicable double taxation agreement or treaty. In the event there is no applicable double taxation agreement or treaty, or if an applicable double taxation agreement or treaty reduces but does not eliminate such withholding or similar tax, RESPONSE BIOMEDICAL shall pay such withholding or similar tax to the appropriate government authority, deduct the amount paid from the amount due RDG and secure and send to RDG the best available evidence of such payment.

3.6 Late Payments. If RESPONSE BIOMEDICAL should fail to pay any amount specified under this Agreement at the due date thereof, the amount owed shall, upon RDG's demand, bear interest at five percent (5 %) per annum above the prime interest rate of the European Central Bank from the due date until paid.

3.7 Reports. RESPONSE BIOMEDICAL is obliged to transmit to RDG within thirty (30) days from the end of every Contract Reporting Period a written report showing the Net Sales in that Contract Reporting Period as well as the corresponding royalties due on a country by country basis, respectively in those countries where minimum royalties apply Response Biomedical is obliged to transmit the quantities of the Licensed Products sold. If there were no royalty bearing Sales of any Licensed Products, RESPONSE BIOMEDICAL has to report so to RDG within said term. The written report or the nil returns shall be sent to the following address:

Roche Diagnostics GmbH
Licensing Department
Sandhofer Strasse 116
68305 Mannheim
Germany

3.8 The total amount of royalty due for RDG has to be remitted in EURO within said term set forth above to the following account of RDG for the benefit of RDG by Swift transfer:

Account No. 010 26 32 00
DEUT DE SM
Deutsche Bank AG, Mannheim
Branch No. 670 700 10
Code: Sublicense NTproBNP

3.9 The obligations to pay shall only be fulfilled on the day on which the relevant amount of money is credited to the aforesaid account.

4. DEVELOPMENT, REGISTRATION AND MARKETING OF LICENSED PRODUCTS

4.1 RESPONSE BIOMEDICAL shall:

- use commercially reasonable efforts to develop and market Licensed Products;
- market only Licensed Products which meet RDG's worldwide Standard Performance Criteria and Specifications of such Licensed Product as defined in **Exhibit B.**

These obligations of RESPONSE BIOMEDICAL represent a substantial part of this Agreement.

4.2 RESPONSE BIOMEDICAL shall use all commercially reasonable efforts to obtain as promptly as possible all registrations and regulatory approvals for the Licensed Products which in RESPONSE BIOMEDICAL's opinion are or may become needed in order to permit the development, manufacture, marketing, distribution, Sale, other disposal and/or use of the Licensed Products in such countries within the Territory as RESPONSE BIOMEDICAL shall determine. RESPONSE BIOMEDICAL or its Distributor, as required by applicable local law shall be the sole holder of such registrations and regulatory approvals. The costs necessary to obtain and maintain such registrations and regulatory approvals shall be borne by RESPONSE BIOMEDICAL.

4.3 RESPONSE BIOMEDICAL shall report in writing on a six months basis the status of the development of the Licensed Products including the expected first commercial Sale of the Licensed Products in the US, Japan and Europe. At least 3 months prior to the first commercial Sale of Licensed Product, RESPONSE BIOMEDICAL shall prove in writing to RDG that their Licensed Products meet RDG's worldwide Standard Performance Criteria and Specification as defined in Exhibit B.

5. IMPROVEMENTS

5.1 Throughout the term of this Agreement, RESPONSE BIOMEDICAL shall promptly inform RDG in writing of any Improvements, whether patentable or not.

5.2 RESPONSE BIOMEDICAL shall be entitled to file patent applications in respect of any Improvements made by itself respectively throughout the Territory in its name and at its own expense. In this case RESPONSE BIOMEDICAL shall inform RDG thereof in writing by sending a copy of the filed patent application to RDG within sixty (60) days after such patent application was filed by RESPONSE BIOMEDICAL.

5.3 RESPONSE BIOMEDICAL grants herewith to RDG a world-wide, cost-free and royalty-free, non-exclusive license, without the right to sub-license, under RESPONSE BIOMEDICALS Improvements to use, have used, develop, have developed, make, have made, possess, import, have imported, export, have exported, market, have marketed, offer for Sale, have offered for Sale, sell and have sold or otherwise distribute products for the determination of NTproBNP and to provide to RDG data and know-how directly related thereto reasonably sufficient for the utilization of this license under Improvements.

5.4 In the event that RESPONSE BIOMEDICAL has not filed or not pursued a patent application or a patent with regard to Improvements made by RESPONSE BIOMEDICAL in any country within the Territory within ninety (90) days after written request from RDG to do so, RDG shall be entitled to file or to pursue such patent application or patent in such country in its own name and at its own expense, and

RESPONSE BIOMEDICAL shall, at RDG's request and expense, cooperate with and assist RDG in doing so. Such patent will form a part of the Licensed Patent Rights licensed to RESPONSE BIOMEDICAL by RDG.

6. BOOKS AND RECORDS

6.1 Procedures. RESPONSE BIOMEDICAL shall keep full and accurate accounting records of Net Sales of Licensed Products in sufficient detail to determine the royalties payable to RDG. Such records, together with all necessary supporting data, shall be kept at RESPONSE BIOMEDICAL's offices at the address set forth above or such other address as RESPONSE BIOMEDICAL may indicate in writing to RDG. Upon reasonable notice to RESPONSE BIOMEDICAL, RDG shall have the right during normal business hours to have an independent certified public accountant, selected by RDG and reasonably acceptable to RESPONSE BIOMEDICAL, to audit on a confidential basis RESPONSE BIOMEDICAL's records pertaining to Licensed Product to verify the royalties payable pursuant to this Agreement; provided, however, that such audit shall not (a) take place more frequently than once in a Contract Year and once for any audited period, or (b) cover records for more than the preceding five (5) Contract Years. An adjustment in payment shall be made upon demonstration of any underpayment or overpayment.

6.2 Cost of Audits. The fees and expenses of an audit requested by RDG pursuant to Section 6.1 shall be borne by RDG; provided, however, that if any audit reveals that RESPONSE BIOMEDICAL underpaid the royalties due to RDG under this Agreement as to the period being audited by more than five percent (5 %) of the amount that was payable for such period, then RESPONSE BIOMEDICAL shall in addition to paying immediately to RDG any such deficiency, reimburse RDG for the cost of such audit.

6.3 Retention Period. RESPONSE BIOMEDICAL shall retain all books and records required to be maintained hereunder for five (5) years from the date of the royalty

payment to which they pertain.

7. REPRESENTATIONS AND WARRANTIES

7.1 Intellectual Property Warranties. RDG represents and warrants to RESPONSE BIOMEDICAL as of the date of execution of this Agreement the following:

a) There are no suits, claims or proceedings pending or threatened against RDG or its licensor or any of its Affiliates that RDG is aware of in any court or by or before any governmental body or agency with respect to Licensed Patent Rights;

b) RDG controls all right, title and interest in and to the Licensed Patent Rights, and RDG has the right to grant the non-exclusive license herein and to enter into the obligations of this Agreement;

c) RDG's control over Licensed Patent Rights has not been obtained by RDG through any fraudulent activity or misrepresentation;

d) There are no Third Party obligations which would adversely affect RDG's performance under this Agreement; and.

e) To the best of RDG´s knowledge at the time of signature by RDG NTproBNP does not infringe any patent rights owned or possessed by any Third Party.

7.2 Consequential Damages. Neither Party shall be liable to the other Party for any indirect, special, or consequential damages for any cause of action a Party may have against the other Party arising hereunder.

7.3 Patent Validity Actions. If RESPONSE BIOMEDICAL brings or prosecutes by itself, or either directly or indirectly assists any Third Party in any proceedings relating to the validity, enforceability, inventorship, ownership, control or licensing of any of Licensed Patent Rights, RDG may, upon thirty (30) days written notice, terminate the license rights granted to RESPONSE BIOMEDICAL hereunder in any or all countries. Where RESPONSE BIOMEDICAL already prosecutes by itself, or either directly or indirectly assists any Third Party in any proceedings relating to the validity, enforceability,

inventorship, ownership, control or licensing of any of Licensed Patent Rights at the Effective Date of this Agreement, RESPONSE BIOMEDICAL shall take all reasonable steps to terminate such prosecution or proceedings without undue delay. For purposes of this Section "assist" shall not include any information that RESPONSE BIOMEDICAL is required or obligated to disclose or provide as a matter of law.

7.4 RDG shall inform RESPONSE BIOMEDICAL about revocation, invalidation, rejection, and abandonment of any License Patent Right and shall provide RESPONSE BIOMEDICAL with an amended Exhibit A.

8. PATENT INFRINGEMENT

8.1 RESPONSE BIOMEDICAL shall provide to RDG all non-confidential and non-privileged information in its possession concerning any infringement of Licensed Patent Rights by a Third Party within thirty (30) days of becoming aware of such infringement. RDG shall have sole discretion in the decision to institute legal proceedings against such Third Party.

8.2 Consequences of RDG Not Bringing Infringement Action.

(a) In the event that "substantial" infringing Third Party sales are occurring in a country in which RESPONSE BIOMEDICAL or its Affiliates or a Distributor is selling a Licensed Product (in each such country, the "Impacted Product"), and RESPONSE BIOMEDICAL has notified RDG pursuant to Section 8.1 of the existence of such infringement in at least one Major Country (an "Infringement Notice"), then the provisions of this Section 8.2 shall apply. For purposes of this Section 8.2, an infringing Third Party sale shall be considered substantial in a country if it achieves the greater of one million Euros (€ 1,000,000) of sales or ten percent (10%) market share (measured in units sold), in such country as determined by an independent auditor paid for by RESPONSE BIOMEDICAL. For purposes of this Section 8.2, "Major Country" shall mean the United States,

Germany, United Kingdom, France, Italy, or Japan. For purposes of this Section 8.2, "Market" shall mean products for the detection of NTproBNP.

RDG shall not be obligated to enforce Licensed Patent Rights outside the Licensed Field.

(b) If the Infringement Notice identifies an Impacted Product in a Major Country and RDG fails to institute legal action in said Major Country within six (6) months following receipt by RDG of the Infringement Notice and infringement is not otherwise abated then RESPONSE BIOMEDICAL shall be relieved of the obligation to pay the Running Royalties and Minimum Royalties set forth in Section 3.1.2 and 3.1.3 but rather shall pay a portion of those amounts as set forth in Section 8.2(c), with respect to the Impacted Product until such time as RDG institutes such legal action as described in this Section 8.2(b); provided, however, that RDG need not initiate or continue any such legal action, if, after commercially reasonable efforts (including commercially reasonable efforts by RESPONSE BIOMEDICAL if requested by RDG), RDG is unable to acquire admissible evidence sufficient to bring an infringement action under the law of the applicable country. In the circumstance where RDG need not initiate or continue legal action, the Running Royalty and Minimum Royalty set forth in Section 3.1.2 and 3.1.3 still shall apply.

(c) If RDG has not instituted such legal action at the end of such six (6)-month period, to the extent required under Section 8.2(b), and such infringement is not otherwise abated, the Running Royalty and the Minimum Royalty with respect to an Impacted Product shall be reduced by fifty percent (50%) of the amounts stipulated in Section 3.1.2 and 3.1.3. If, at the end of each month thereafter, RDG has not instituted such legal action to the extent so required and infringement is not otherwise abated, such Running Royalty and Minimum Royalty shall be reduced by an additional ten percent (10%) of the original amount. If legal action required under Section 8.2(b) has not commenced and the infringement is not otherwise abated by the end of the eleventh month following receipt by RDG of the Infringement Notice, no Running Royalty and Minimum Royalty with respect to the Impacted Product shall be payable hereunder.

(d) The obligation to pay the Running Royalty and Minimum Royalty shall be reinstated on a prospective basis at such time as RESPONSE BIOMEDICAL receives written notice of the institution of legal action by RDG or the infringement is otherwise abated, all subject to Section 8.2(e).

(e) If legal action required under Section 8.2(b) has not been instituted and the infringement is not otherwise abated for more than one year following receipt by RDG of the Infringement Notice, and if, as a result of the infringement, sales of the Impacted Product in a Major Country by RESPONSE BIOMEDICAL, its Affiliates or a Distributor have declined by ten percent (10%) or more during the preceding twelve (12) month period, as determined by an independent auditor paid for by RESPONSE BIOMEDICAL, then upon reinstatement of the Running Royalty and Minimum Royalty pursuant to Section 8.2(d), the Parties shall meet and confer regarding possible adjustments to the Running Royalty and Minimum Royalty for the Impacted Product in view of such degradation of the Market. The Parties will discuss possible rate reductions, as well as a plan for reinstating the original economic expectations of the Parties. It is expected that any agreement for reduction of the Running Royalty and Minimum Royalty will be phased out over time, so as to return to the Running Royalty and Minimum Royalty set forth in Section 3.1.2 and 3.1.3. If the Parties fail to reach agreement on any such adjustment, the matter shall be submitted for resolution by arbitration (Section 14.2), except that in the event of arbitration (Section 14.2), each Party shall submit to the arbitral tribunal a proposal with respect to adjustments pursuant to this Section 8.2(e).

9. OPTION GRANT

Option Grant: RDG hereby grants to RESPONSE BIOMEDICAL an option for a non-exclusive license under RDG´s Troponin T-Patents (Katus et al., German patent applications nos. DE 3913568 of April 25, 1989 and DE 3922873 of July 12, 1989, as well as all corresponding patents and applications claiming priority to these applications)

for the use in the Point of Care market segment. RESPONSE BIOMEDICAL may execute this option in its discretion within one (1) year after the Effective Date in which case the Parties shall negotiate in good faith the terms and conditions of the respective license agreement. The terms and conditions shall be based on the terms and conditions of this Agreement and include the following payments by RESPONSE BIOMEDICAL:

[***]

10. CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

10.1 Confidentiality. It is contemplated that in the course of the performance of this Agreement each Party may disclose from time to time Confidential Information to the other Party. Each Party agrees (a) not to use Confidential Information received from the other for any purpose other than the performance of its obligations hereunder, and (b) not to disclose Confidential Information so received to any Third Party, except as is required by a court or governmental authority. In the event that such disclosure to a Third Party becomes necessary or required, the disclosing Party shall give to the Party from whom the Confidential Information was received the greatest practical prior written notice so as to permit the latter to take all possible action to perfect and/or safeguard its rights in the Confidential Information. The obligations of the Parties relating to Confidential Information shall expire five (5) years after termination of this Agreement. Any Third Party that receives Confidential Information in accordance with the terms of

this Section 9.1 shall first be required to consent in writing to the same restrictions as defined in this Section 9.1 before any disclosure of Confidential Information is made to such Third Party.

10.2 Public Announcements. Neither Party shall make any public announcement concerning the transactions contemplated herein or make any public statement which includes the name of the other Party or any of its Affiliates, or otherwise use the name of the other Party or any of its Affiliates in any public statement or document, except as may be required by law or judicial order (and then only following consultation with the other Party), without the written consent of the other Party. The Parties hereby agree that they will issue a press release announcing the signature of this Agreement promptly after such signature, the content of which will be agreed in good faith.

10.3 Notice to licensor. Not withstanding any other terms of this Agreement, RDG retains the right to notify its licensor of the Licensed Patent Rights of RDG's intent to grant a license to Licensed Patent Rights to RESPONSE BIOMEDICAL pursuant to this Agreement. RDG shall also be allowed to supply to said licensor all information necessary to satisfy its obligations, i.e. RESPONSE BIOMEDICAL's Net Sales of Licensed Products and the royalties payable to RDG, subject to such licensor agreeing to keep such information confidential consistent with the terms of this Agreement.

10.4 Disclosure obligation. Notwithstanding the foregoing, RESPONSE BIOMEDICAL is hereby authorised to disclose this Agreement in connection with its disclosure obligations as a listed company, provided that RESPONSE BIOMEDICAL shall seek, to the extend permitted by law, confidential treatment for the financial terms hereof.

11. TERM AND TERMINATION

11.1 Term. This Agreement shall commence on the Effective Date and shall remain in effect until the last to expire patent included in Licensed Patent Rights, unless otherwise

terminated earlier by operation of law or by acts of the Parties in accordance with the terms of this Agreement.

11.2 Termination for Cause. Either Party may terminate this Agreement upon written notice to the other Party in the event the other Party (a) materially breaches this Agreement and fails to cure such breach within sixty (60) days after receipt of written notice of breach from the non-breaching Party, or (b) files or otherwise becomes subject to bankruptcy or insolvency proceedings which continues unstayed and in effect for a period of sixty (60) days. Notwithstanding the foregoing sentence, RDG may terminate this Agreement with respect to the license rights granted hereunder:

a) in the event RESPONSE BIOMEDICAL fails to make royalty payments pursuant to Section 3.2 within sixty (60) days of written notice from RDG, provided that RESPONSE BIOMEDICAL may in good faith contest whether a given payment is due or the amount that is due. In such case that RESPONSE BIOMEDICAL in good faith contests such a payment, the aforementioned sixty (60) day time period shall be tolled at the initiation of an arbitration process. The tolling shall be discontinued on the date of a decision at the conclusion of the arbitration where such finding is in favor of RDG.

b) Pursuant to the terms and conditions in Section 7.3.

c) If ownership or control of RESPONSE BIOMEDICAL is transferred to another company, whether by purchase, merger, operation of law, consolidation of the sale of all, or substantially all of RESPONSE BIOMEDICAL's assets, or otherwise, RDG may terminate this Agreement by giving written notice to RESPONSE BIOMEDICAL within sixty (60) days after receipt of a written notice from RESPONSE BIOMEDICAL regarding the respective transfer of ownership or control,

(i) if the acquiring company is a competitor of RDG selling products in the field of cardiac enzymes in the Point of Care market, provided that RDG demonstrates that such transfer has a material adverse effect on RDG´s NTproBNP assay business; or

(ii) at its sole discretion, if the acquiring company offers BNP assays in the Territory.

d) If ownership or control of RESPONSE BIOMEDICAL is under consideration for transfer to another company, whether by purchase, merger, operation of law, consolidation of the sale of all, or substantially all of RESPONSE BIOMEDICAL's assets, or otherwise, RDG shall within sixty (60) days after receipt of a written notice from RESPONSE BIOMEDICAL regarding the respective proposed transfer of ownership or control, provide a written decision that such proposed transfer would or would not be cause for termination under Section 11.2.c)

11.3 Other Termination. RESPONSE BIOMEDICAL may terminate this Agreement and surrender the license granted hereunder at any time by giving sixty (60) days written notice to RDG, provided that RESPONSE BIOMEDICAL pays all license fees accrued under Article 3 through the date of termination. In the event RESPONSE BIOMEDICAL terminates this Agreement in accordance with this Section 10.3, RESPONSE BIOMEDICAL shall report to RDG the amount of Licensed Product in the possession of RESPONSE BIOMEDICAL under this Agreement that RESPONSE BIOMEDICAL intends to sell to Third Parties and pay to RDG royalties due on such reported amount. RESPONSE BIOMEDICAL shall destroy any Licensed Product that is not intended to be sold to Third Parties. Royalties on such reported amount shall be calculated based on the average sale price of Licensed Product to Third Parties for the Contract Year preceding the year of termination. Upon payment by RESPONSE BIOMEDICAL of such royalties, RESPONSE BIOMEDICAL may sell any Licensed Product that was subject to the royalty calculation remaining in its possession to Third Parties with no additional payment obligations to RDG.

11.4 Accrued Rights and Obligations. The termination, expiration, cancellation or abandonment of this Agreement through any means and for any reason shall not relieve the Parties of any obligations accruing prior thereto and shall be without prejudice to the rights and remedies of either Party with respect to the antecedent breach of any of the provisions of this Agreement. Further, Section 6.3, Articles 7, 10, this Section 11.4 ,12, 14.6, 14.8, 14.9 and 15.shall survive the termination of this

Agreement for a period of seven (7) years, unless otherwise provided herein to the contrary.

12. INDEMNIFICATION

12.1 Indemnification by RDG. RDG shall indemnify, defend and hold harmless RESPONSE BIOMEDICAL and its officers, directors, employees, agents and representatives (hereinafter referred to as "RESPONSE BIOMEDICAL Indemnitees") from and against any and all liabilities, claims, demands, actions, suits, losses, damages, costs, and expenses (including reasonable attorneys' fees) based on a Third Party claim which in turn is based upon or arises out of RDG's gross negligence, willful or deliberate misconduct, recklessness, or breach of any covenant, agreement, representation or warranty made by RDG in this Agreement provided that RDG shall not be required to indemnify RESPONSE BIOMEDICAL or any RESPONSE BIOMEDICAL Indemnitee to the extent it arises from RESPONSE BIOMEDICAL's gross negligence, willful or deliberate misconduct, or recklessness, RESPONSE BIOMEDICAL's breach of this Agreement, or any other matter for which RESPONSE BIOMEDICAL is responsible to indemnify RDG pursuant to Section 12.2.

12.2 Indemnification by RESPONSE BIOMEDICAL. RESPONSE BIOMEDICAL shall indemnify, defend, and hold harmless RDG and its officers, directors, employees, agents and representatives (hereinafter referred to as "RDG Indemnitees") from and against any and all liabilities, claims, demands, actions, suits, losses, damages, costs, and expenses (including reasonable attorneys' fees) based on a Third Party claim which in turn is based upon or arising out of (i) the development, manufacture, offering, distribution, sale, import, export or use of Licensed Products hereunder, and (ii) RESPONSE BIOMEDICAL's gross negligence, willful or deliberate misconduct, recklessness, breach of any covenant, agreement, representation, or warranty made by RESPONSE BIOMEDICAL in this Agreement; provided that RESPONSE BIOMEDICAL shall not be required to indemnify RDG or any RDG Indemnitee to the extent that it arises from RDG's gross negligence, willful or deliberate misconduct, or recklessness,

RDG's breach of this Agreement or any other matter for which RDG is responsible to indemnify RESPONSE BIOMEDICAL pursuant to Section 12.1.

12.3 Conditions of Indemnification. If either Party proposes to seek indemnification from the other ("Indemnifying Party") under the provisions of this Article 12, it shall notify the other Party within fifteen (15) business days of receipt of notice of any such claim or suit and shall cooperate fully with the other Party in the defense of such claims or suits. Failure to give notice as required by this Section 12.3 shall not relieve the Indemnifying Party of its obligations hereunder except and to the extent that such failure significantly prejudices the Indemnifying Party's ability to defend such claim. No settlement or compromise shall be binding on a Party hereto without its prior written consent.

12.4 Termination of Indemnification Obligations. All obligations for indemnification on the part of a Party hereto shall expire four (4) years from the date of termination of this Agreement, except with respect to claims already notified to the other Party prior to the end of such four (4) year period.

13. TRADE NAMES, TRADEMARKS AND LABELING

13.1 RDG acknowledges that all trademarks, trade names, and trade dress of RESPONSE BIOMEDICAL that shall accompany or shall be affixed to Licensed Products during the term of this Agreement are the property of RESPONSE BIOMEDICAL. RDG shall not claim or obtain any rights in any such trademarks, trade names, or trade dress. RDG shall take no action that shall in any way impair RESPONSE BIOMEDICAL's right, title, and interest in and to such trademarks, trade names, and trade dress and shall not use for its own benefit or for the benefit of any Third Party any such trademarks, trade names, and trade dress during or after the term of this Agreement [unless such trademark, trade name or trade dress is being used in conflict with applicable laws and regulations?]. This shall not preclude either Party from using or claiming rights to a

trademark, trade name or trade dress in existence at the time of the Effective Date of this Agreement.

13.2 Labeling. RESPONSE BIOMEDICAL shall consult with RDG regarding the appropriate labeling of patent numbers of Licensed Patent Rights that should be noted on the packaging of the Licensed Product within ninety (90) days of execution of this Agreement, or in the case of products not currently on the market, at least ninety (90) days prior to commercialization of such Licensed Product by RESPONSE BIOMEDICAL. Further, RESPONSE BIOMEDICAL shall print on the packaging and the package insert of their Licensed Products the words "Manufactured under license from Roche Diagnostics GmbH".

14. MISCELLANEOUS

14.1 Entire Agreement. This Agreement, together with the exhibits, constitutes the entire agreement between the Parties concerning the subject matter hereof and supersedes all written or oral prior agreements or understandings with respect thereto.

14.2 Amendment or Modification. Any modification of or amendment to this Agreement must be made in writing. The same applies to any agreement waiving the written form.

14.3 Severability. Should any provision of this Agreement be or become invalid, then the Parties hereto shall substitute for such invalid provision a new valid provision, which in economic effect comes closest to the invalid provision that it can be reasonably assumed that the Parties would have concluded this Agreement including such new provision. In case such new provision cannot be found, the invalidity of any provision of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid provision is of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have concluded this Agreement without the invalid provisions.

14.4 Assignment. RESPONSE BIOMEDICAL shall not assign this Agreement in whole or in part without the prior written consent of RDG, which consent will not be unreasonably withheld. Either Party may assign this Agreement to any of its Affiliates without the consent of the other Party. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve RESPONSE BIOMEDICAL of responsibility for the performance of any accrued obligation that RESPONSE BIOMEDICAL has hereunder. Nothing in this Section will oblige RDG to consent to an assignment which RDG has relied upon to terminate this Agreement pursuant to Section 11.2 c).

14.5 Independent Contractor. The relationship of RDG to RESPONSE BIOMEDICAL is that of independent contractor. In no event shall either Party hold itself out to others or allow itself to be considered the agent, employee, or representative of the other Party.

14.6 Notices. All notices hereunder shall be in writing in English and shall be delivered personally, mailed by overnight delivery, registered or certified mail, postage prepaid, mailed by express mail service or given by facsimile, to the following addresses of the respective Party:

If to RDG:

Roche Diagnostics GmbH
Legal Department
Sandhofer Strasse 116
D-68305 Mannheim
Germany
Facsimile Number: +49 (621) 759-8508

With copy to:

Roche Diagnostics GmbH
Licensing Department
Sandhofer Strasse 116
D-68305 Mannheim
Facsimile Number: +49 (621) 759-2705

If to RESPONSE BIOMEDICAL:

Response Biomedical Corp.
8081 Lougheed Highway
Burnaby, B.C.
Canada V5A 1W9

Facsimile Number: +1-604-412-9830

14.7 Force Majeure. Any delay or failure in the performance of any of the duties or obligations of either Party under this Agreement caused by an event outside the affected Party's reasonable control shall not be considered a breach of this Agreement, and the time required for performance shall be extended for a period equal to the period of such event. Such events shall include, without limitation: acts of God; riots; embargoes; labor disputes, including strikes, lockouts, job actions, or boycotts; fires; explosions; earthquakes; floods; shortages of material or energy; or other unforeseeable causes beyond the reasonable control and without the fault or gross negligence of the Party so affected. The Party so affected shall give prompt notice to the other Party of such cause and shall take whatever reasonable steps are necessary to relieve the effect of such cause as rapidly as possible.

14.8 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective assignees and successors in interest.

14.9 Waiver. No waiver or modification of any of the terms of this Agreement shall be valid unless in writing and signed by an authorized representative of the Parties. Failure by either Party to enforce any rights under this Agreement shall not be construed as a waiver of such rights, nor shall a waiver by either Party in one or more instances be construed as constituting a continuing waiver or as a waiver in other instances.

14.10 Exhibits. All exhibits that are attached to this Agreement are incorporated herein by reference.

14.11 Headings. The headings used in this Agreement are for convenience and reference purposes only and shall not affect the meaning or interpretation of this Agreement.

14.12 Counterparts. This Agreement may be executed in two (2) original counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

14.13 Affiliate Compliance. Either Party guarantees that its Affiliates shall comply with the terms and conditions of this Agreement, and either Party remains liable directly to the other Party for any breach thereof.

15. APPLICABLE LAW - VENUE – ARBITRATION

15.1 Applicable Law. This Agreement shall be governed and construed in accordance with the laws of Germany without reference to its laws of conflict and without regard to the 1980 UN Convention on the International Sale of Goods.

15.2 Disputes and Arbitration. All disputes, controversies and differences which may arise between the Parties hereto in respect of this Agreement shall tried to be settled amicably through mutual consultation within thirty (30) days of a written settlement request of either Party.

Any dispute or claim which may arise out of or in connection with this Agreement or the breach, termination or validity thereof which is not settled amicably shall be settled by final and binding arbitration in accordance with the Swiss Rules of International Arbitration in force on the Effective Date, and (i) any such arbitration shall be administered by the Chamber of Commerce in Zürich; (ii) the standard administrative procedures and Schedule of Costs of the Swiss Rule of International Arbitration in force at the time of the arbitration shall apply; (iii) the number of arbitrators shall be one (1); (iv) the place of arbitration shall be Zürich; (v) the language used in the arbitral proceedings shall be English; and (vi) this Section shall survive termination or expiration of the Agreement.

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed on its behalf by its duly authorized officer as of the Effective Date.

Roche Diagnostics GmbH

i. V.

By: ____________________

Title: Licensing

Date: July 26, 2005

i. V.

By: ____________________

Title: Legal Counsel

Date: July 22, 2005

RESPONSE BIOMEDICAL CORP.

By: ____________________

Title: President + CEO

Date: July 26/05

EXHIBIT A

RDG Licensed Patent Rights

Medinnova patent rights exclusively licensed to RDG

Case 19043 – BNP Antibody and Immunoassay Using It

Country	Application No./ Publication No.	Application Date	Patent No.	Grant Date	Expiry/ Status
Great Britain (priority application)	9211686.2	03.06.1992			abandoned
Australia	43405/93	02.06.1993	667223	02.07.1996	02.06.2013
Canada	2136961	02.06.1993	2136961	16.03.2004	
Japan	6-500364	02.06.1993	3375630	29.11.2002	02.06.2013
EP designated countries: Austria Belgium Denmark France Germany Great-Britain Ireland Italy Luxembourg Netherlands Spain Sweden Switzerland	93913278.3	02.06.1993	0 648 228	04.11.1998	02.06.2013
USA	08/338558	02.06.1993	5,786,163	28.07.1998	28.07.2015

EXHIBIT A - continued

RDG's patent rights

Case 18931 – Metod of Identifying NTproBNP

Country	Application No./ Publication No.	Application Date	Patent No.	Grant Date	Expiry/ Status
Germany (priority application)	19903489.3	29.01.1999			abandoned
Australia	25451/00	27.01.2000	758562	10.07.2003	27.01.2020
Canada	2359667	27.01.2000			27.01.2020
China	00803234.3/ 1339107	27.01.2000			27.01.2020
EP	00903642.7/ 1 151 304	27.01.2000			27.01.2020
Hungary	P0105195	27.01.2000			27.01.2020
Israel	144062	27.01.2000			27.01.2020
Japan	2000-596377 2003-508724	27.01.2000			
Mexico	007637	27.01.2000			27.01.2020
New Zealand	512762	27.01.2000	512762	09.06.2003	27.01.2020
Norway	20013698	27.01.2000			27.01.2020
Poland	P-364798	27.01.2000			
Russia	2001123936	27.01.2000	2218568	10.12.2003	27.01.2020
South Africa	2001/6193	27.01.2000	2001/6193	31.07.2002	27.01.2020
South-Korea	01-7009587	28.01.2000			28.01.2020
U.S.A.	09/890442	27.01.2000			

EXHIBIT A - continued

RDG's patent rights

Case 21732 – Method for Detecting Native proBNP

Country	Application No./ Publication No.	Application Date	Patent No.	Grant Date	Expiry/ Status
EP (priority application)	03010591.0	12.05.2003			abandoned
PCT	PCT/EP2004/0050 91	12.05.2004			Pending

EXHIBIT A - continued

RDG's patent rights

Case 22210 – Analytical Sandwich Test for Determining NT-proBNP

Country	Application No./ Publication No.	Application Date	Patent No.	Grant Date	Expiry/ Status
DE (priority application)	10355731.8	28.11.2003			28.11.2023
Australia	2004231236	22.11.2004			22.11.2024
Brazil	PI0405215.3	25.11.2004			25.11.2024
Canada	2488483	25.11.2004			25.11.2024
China	200410095878.4	26.11.2004			26.11.2024
EP	04027831.9	24.11.2004			24.11.2024
HongKong					
Japan	2004-339760	25.11.2004			
Mexico	PA/A/2004/011672	24.11.2004			
Singapore	200406770.8	24.11.2004			
South-Korea	2004-96674	24.11.2004			24.11.2024
U.S.A.	10/994851	22.11.2004			

EXHIBIT B
to the License Agreement on NTproBNP

Performance Criteria and Specifications of Licensed Products

Features	Targets	Obligatory
Antibodies	Polyclonal antibodies: - PAB<NT-NTproBNP>S-IgG(IS, 1-21); (supplier: RD) - PAB<NT-NTproBNP>S-IgG(IS, 39-50); (supplier: RD)	 no no
Calibrators / control	Synthetic human NTproBNP (supplier: RD)	no
Sample material	- Serum - Plasma (K3-EDTA, Li, NH_4-Heparin)	no no
Measuring range	5 – 35,000 pg/mL	no
Limit of detection	≤ 20 pg/mL	yes
Linearity	Recovery after 1:2 dilution > 90% Recovery after 1:10 dilution > 75%	yes yes
Decision range (cut off): - Reference Values for rule out diagnosis	125 pg/mL ± 15 % in patients < 75 years 450 pg/mL ± 15 % in patients > 75 years	yes no
Functional sensitivity	< 10% at clinical decision point	yes
Method comparison for reference calibration	Elecsys 2010 as ref. system: - Slope 0.95-1.05 - Intercept: ≤ 40 pg/mL - r > 0.95 (Passing/Bablok regression)	yes yes yes
Interference	Triglycerides (no interference up to 4000 mg/dL) Bilirubin (no interference up to 35 mg/dL) Biotin (no interference up to 30 ng/dL) Hemoglobin (no interference up to 1.4 g/dL) RF (no interference up to 1500 IU/mL) Albumin (no interference up to 18 g/dL) IgG (no interference up to 1.7 g/dL) IgA (no interference up to 570 mg/dL) IgM (no interference up to 600 mg/dL) Drugs (no interference)	no
Serial precision (intra-assay)	over total measuring range ≤ 3 %	no
Day-to-day precision (inter-assay)	over total measuring range ≤ 6%	no
Lot to lot variance	≤ 5%	no
Hook effect	no hook effect up to 300,000 pg/mL	yes